Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for the Second Quarter of 2013

BEIJING, China, August 16, 2013 — UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a leading provider of media operational support services and broadband products and services, today reported its unaudited financial results for the quarter ended June 30, 2013.

As previously announced, the Company closed the divestiture of its IPTV business in August 2012, but has not yet met the requirements for reporting those results as discontinued operations because of the Company’s continuing involvement. Therefore, to enable a comparison of results excluding the IPTV business and the amortization of PHS deferred revenue, the Company is including non-GAAP comparisons throughout this press release.

“We are reasonably pleased with our overall results in the second quarter of 2013,” said Mr. William Wong, UTStarcom’s President and Chief Executive Officer. “The improvement in non-GAAP topline performance, continued progress in lowering operating expenses and our positive operating cash flow are collectively indicative of the healthy trends in our underlying business.  Moreover, during the quarter we continued to execute the strategic initiatives that we launched late last year.  We made additional investment in iTV Media to further expand that strategic partnership and we divested non-strategic assets to streamline our value-added broadband business, turning it into a niche and targeted line of business.  Furthermore, we launched a series of new product innovations that deliver on UTStarcom’s vision of ‘simple network, simple operation’.  Going forward, we expect that our balanced focus on aggressively driving new strategic initiatives and continuing investment in our streamlined and value-added broadband business will enable us to deliver enhanced value to our shareholders.”

Second Quarter 2013 Highlights

•                  GAAP and Non-GAAP cash provided by operating activities for the second quarter of 2013 was $2.9 million.

•                  GAAP revenues in the second quarter of 2013 were $47.7 million, a 15.5% decrease from $56.5 million in the second quarter of 2012.

•                  Non-GAAP revenues in the second quarter of 2013 were $47.4 million, a 19.0% increase from $39.9 million in the second quarter of 2012.

•                  GAAP gross margin for the second quarter of 2013 was 20.0%, compared to 38.5% for the second quarter of 2012, mainly due to the depreciation of the Japanese yen and additional loss provision in India due to an increase in the estimated cost to complete a project resulting from a cost increase by a service provider in conjunction with its final contract renewal.

•                  Non-GAAP gross margin for the second quarter of 2013 was 20.1%, compared to 32.3% for the second quarter of 2012, mainly due to the depreciation of the Japanese yen and additional loss provision in India due to an increase in the estimated cost to complete a project resulting from a cost increase by a service provider in conjunction with its final contract renewal.

•                  GAAP operating expenses for the second quarter of 2013 were $10.8 million, a 44.7% decrease from the second quarter of 2012.

•                  Non-GAAP operating expenses for the second quarter of 2013 were $10.8 million, a 33.3% decrease from the second quarter of 2012.

•                  GAAP net loss attributable to UTStarcom’s shareholders was $2.1 million and GAAP basic loss per share was $0.05 for the second quarter of 2013, compared to GAAP net loss attributable to UTStarcom’s shareholders of $1.8 million and GAAP basic loss per share of $0.04 for the second quarter of 2012.

•                  Non-GAAP net loss attributable to UTStarcom’s shareholders was $2.1 million and non-GAAP basic loss per share was $0.05 for the second quarter of 2013, compared to non-GAAP net loss attributable to UTStarcom’s shareholders of $7.3 million and non-GAAP basic loss per share of $0.15 for the second quarter of 2012.

•                  As of June 30, 2013, cash, cash equivalents and short-term investments were $124.7 million.

Mr. Robert Pu, UTStarcom’s Chief Financial Officer, commented, “We delivered relatively solid financial results in the second quarter. Despite the loss in India and depreciation of the Japanese yen that impacted the gross margin for the second quarter, our non-GAAP revenues increased year over year and we continued to make substantial progress in lowering operating expenses through our focused cost reduction efforts and our leaner, more efficient operations.  Moreover, we are very encouraged that the Company generated positive operating cash flow in the second quarter.  Lastly, our balance sheet remains strong with a cash position of approximately $124.7 million as of June 30, 2013.  We will continue to use this liquidity to invest in our growth plan and other initiatives designed to increase shareholder value.”

Second Quarter 2013 Financial Results

As part of a plan to transition the Company into higher-growth and more profitable areas, UTStarcom successfully closed the divestiture of its IPTV business on August 31, 2012. As of June 30, 2013, the Company did not meet the requirements to report results from the IPTV division separately as discontinued operations. To enable a comparison of the financial results in year-to-date and future periods, the Company has prepared non-GAAP results. Included below are quarterly and year-to-date non-GAAP comparisons that exclude financial results from the IPTV business and amortization of PHS deferred revenue. The Company’s GAAP financial results and reconciliation with the non-GAAP numbers are discussed at the end of this press release.

Total Revenues

Three months ended June 30, 2013 and 2012

Total revenues for the second quarter of 2013 were $47.7 million, a decrease of 15.5% from $56.5 million for the corresponding period in 2012.

Non-GAAP total revenues for the second quarter of 2013 were $47.4 million, an increase of 19.0% from $39.9 million for the corresponding period in 2012.

•                  Non-GAAP net sales from equipment for the second quarter of 2013 were $41.3 million, an increase of 22.7% from $33.6 million for the corresponding period in 2012. The increase was mainly due to increased sales of Multi-Service Optical Transport (“MSTP”) and Multi-Service Access Network (“MSAN”) products.

•                  Non-GAAP net sales from equipment-based services for the second quarter of 2013 were $6.1 million, a decrease of 0.6% from $6.2 million for the corresponding period in 2012.

Six months ended June 30, 2013 and 2012

Total revenues for the six months ended June 30, 2013, were $84.9 million, a decrease of 17.7% from $103.1 million for the corresponding period in 2012.

Non-GAAP total revenues for the six months ended June 30, 2013 were $84.1 million, an increase of 6.2% from $79.2 million for the corresponding period in 2012.

•                  Non-GAAP net sales from equipment for the six months ended June 30, 2013 were $71.6 million, an increase of 6.7% from $67.1 million for the corresponding period in 2012. The increase was mainly driven by the increased sales of Customer Premise Equipment (“CPE”) and MSTP products.

•                  Non-GAAP net sales from equipment-based services for the six months ended June 30, 2013 were $12.5 million, an increase of 4.8% from $12.0 million for the corresponding period in 2012. The increase was mainly driven by the increased sales of services related to MSAN products, which were partially offset by decreased sales of services related to Next Generation Network (“NGN”) products.

Gross Profit

Three months ended June 30, 2013 and 2012

Gross profit was $9.6 million and gross margin was 20.0% for the second quarter of 2013, compared to $21.7 million and 38.5%, respectively, for the corresponding period in 2012.

Non-GAAP gross profit was $9.6 million and non-GAAP gross margin was 20.1% for the second quarter of 2013, compared to $12.9 million and 32.3%, respectively, for the corresponding period in 2012.

•                  Non-GAAP gross profit for equipment sales for the second quarter of 2013 was $10.0 million, a decrease of 12.3% from $11.4 million for the corresponding period in 2012. Non-GAAP gross margin for equipment sales for the second quarter of 2013 was 24.2%, compared to 33.9% for the corresponding period in 2012. The decrease in gross margin was primarily due to decreased sales in Optical Transport Network (“PTN”) products and decreased gross margin in PTN products due to Japanese yen depreciation. The overall decrease in margin was partially offset by increased gross margin in MSTP and MSAN products.

•                  Non-GAAP gross profit for equipment-based services for the second quarter of 2013 was negative $0.5 million, compared to gross profit of $1.6 million for the corresponding period in 2012. Gross margin for equipment-based services for the second quarter of 2013 was negative 7.4%, compared to 25.3% for the corresponding period in 2012. The decrease in gross margin was primarily caused by the additional loss provision in India due to an increase in the estimated cost to complete a project resulting from a cost increase by a service provider in conjunction with its final contract renewal.

Six months ended June 30, 2013 and 2012

Gross profit was $21.2 million and gross margin was 25.0% for the six months ended June 30, 2013, compared to $40.1 million and 38.9%, respectively, for the corresponding period in 2012.

Non-GAAP gross profit was $21.2 million and non-GAAP gross margin was 25.2% for the six months ended June 30, 2013, compared to $28.0 million and 35.3%, respectively, for the corresponding period in 2012.

•                  Non-GAAP gross profit for equipment sales for the six months ended June 30, 2013 was $21.5 million, a decrease of 17.6% from $26.0 million for the corresponding period in 2012. Non-GAAP gross margin for equipment sales for the six months ended June 30, 2013 was 30.0%, compared to 38.8% for the corresponding period in 2012. The decrease in gross margin was primarily due to decreased sales and gross margins in PTN products. This was partially offset by the increased gross margin of RollingStream and MSAN products.

•                  Non-GAAP gross profit for equipment-based services for the six months ended June 30, 2013 was negative $0.2 million, compared to gross profit of $2.0 million for the corresponding period in 2012. Gross margin for equipment-based services for the six months ended June 30, 2013 was negative 1.9%, compared to 17.0% for the corresponding period in 2012. The decrease in gross margin was primarily caused by additional loss provision in India due to an increase in the estimated cost to complete a project by a service provider in conjunction with its final contract renewal.

Operating Expenses

Three months ended June 30, 2013 and 2012

Operating expenses for the second quarter of 2013 were $10.8 million, a decrease of 44.7% from $19.6 million for the corresponding period in 2012.

Non-GAAP operating expenses for the second quarter of 2013 were $10.8 million, a decrease of 33.3% from $16.2 million for the corresponding period in 2012.

•                  Non-GAAP selling, general and administrative expenses in the second quarter of 2013 were $8.9 million, a decrease of 14.7% from $10.5 million for the corresponding period in 2012. The decrease was primarily due to decreased personnel-related costs as a result of the Company’s restructuring efforts.

•                  Non-GAAP research and development expenses in the second quarter of 2013 were $3.2 million, a decrease of 46.5% from $6.0 million for the corresponding period in 2012. The decrease was primarily due to a decrease in research and development personnel costs as a result of the Company’s restructuring efforts and reduced outsourced design services.

•                  Non-GAAP net gain on divestiture in the second quarter of 2013 was $1.4 million, compared to non-GAAP net gain of $0.5 million in the corresponding period in 2012. The net gain on divestiture in the second quarter of 2013 was due to the divestiture of the Company’s DOCSIS-EOC business. As of June 30, 2013, the payments had been received partially.

Six months ended June 30, 2013 and 2012

Operating expenses for the six months ended June 30, 2013 were $26.2 million, a decrease of 37.2% from $41.8 million for the corresponding period in 2012.

Non-GAAP operating expenses for the six months ended June 30, 2013 were $26.2 million, a decrease of 20.7% from $33.0 million for the corresponding period in 2012.

•                  Non-GAAP selling, general and administrative expenses in the six months ended June 30, 2013 were $18.2 million, a decrease of 19.1% from $22.4 million for the corresponding period in 2012. The decrease was primarily due to a decrease in personnel costs as a result of the Company’s restructuring efforts and bad debt expenses which were partially offset by increased depreciation expenses due to acceleration of depreciation upon early termination of a lease on the Hangzhou facility.

•                  Non-GAAP research and development expenses in the six months ended June 30, 2013 were $6.2 million, a decrease of 38.9% from $10.2 million for the corresponding period in 2012. The decrease was primarily due to a decrease in research and development personnel costs as a result of the Company’s restructuring efforts and reduced outsourced design services.

•                  Non-GAAP net loss on divestiture in the six months ended June 30, 2013 was $1.7 million, compared to non-GAAP net gain of $0.7 million in the corresponding period in 2012. The net loss on divestiture was due to the disposal of the Company’s NGN related assets in the first half of 2013, which is partially offset by DOCSIS- EOC divestiture gain.

Operating Income (Loss)

Three months ended June 30, 2013 and 2012

Operating loss for the second quarter of 2013 was $1.3 million, compared to operating income of $2.1 million for the corresponding period in 2012.

Non-GAAP operating loss for the second quarter of 2013 was $1.3 million, compared to non-GAAP operating loss of $3.3 million for the corresponding period in 2012.

Six months ended June 30, 2013 and 2012

Operating loss for the six months ended June 30, 2013 was $5.0 million, compared to operating loss of $1.6 million for the corresponding period in 2012.

Non-GAAP operating loss for the six months ended June 30, 2013 was $5.0 million, compared to non-GAAP operating loss of $5.1 million for the corresponding period in 2012.

Other Income (Expense), Net

Three months ended June 30, 2013 and 2012

Net other income for the second quarter of 2013 was $2.4 million, compared to net other expenses of $5.1 million for the corresponding period of 2012. Net other income in the second quarter of 2013 primarily consisted of $2.2 million of foreign exchange gain, which was mainly from the appreciation of RMB against USD in this quarter.

Six months ended June 30, 2013 and 2012

Net other income for the six months ended June 30, 2013 was $3.8 million, compared to net other expenses of $4.6 million for the corresponding period of 2012. Net other income in the first six months of 2013 primarily consisted of $2.0 million of foreign exchange gain, which was mainly from the appreciation of RMB against USD, and $1.3 million from the release of the reserve for tax indemnification provided to the buyers of our subsidiary in Korea as a result of the expiration of the statute of limitations.

Equity Pick Up of Losses of an Associate

Equity pick up of losses of an associate was $2.4 million for the second quarter of 2013 and $4.4 million for the first six months of 2013, due to 49% loss pick up from the Company’s equity investment in iTV Media.

The Company consolidated iTV Media during the period from October 2010 to June 2012 as the Company held a controlling interest in iTV Media during that period. Upon the exercising of share repurchase rights in June 2012, the Company’s investment in iTV Media decreased to only have non-controlling preference shares in iTV Media. At that point, the Company deconsolidated iTV Media and accounted for the investment using the cost method starting from June 2012 until the preference shares of iTV Media owned by the Company was considered as in-substance common stock.

In January 2013, the Company invested an additional $5.0 million convertible bond into iTV Media which triggered a reassessment of the Company’s accounting for its investment in the preference shares. Due to the additional convertible bond investment, the preference shares of iTV Media owned by the Company now substantively participated in the risks and rewards of iTV Media, irrespective of the liquidation preferences, and were considered as in-substance common stock. Therefore, the equity method criteria had been met and the equity accounting commenced in the first quarter of 2013.

In the second quarter of 2013, the Company further invested an additional $15.0 million in convertible bonds of iTV Media.

The Company consolidated a net loss from iTV Media of $1.6 million in the second quarter of 2012 and $3.1 million for the first six months of 2012.

Net Income (Loss)

Three months ended June 30, 2013 and 2012

Net loss attributable to UTStarcom’s shareholders for the second quarter of 2013 was $2.1 million, compared to net loss attributable to UTStarcom’s shareholders of $1.8 million for the corresponding period in 2012. Basic loss per share for the second quarter of 2013 was $0.05, compared to basic loss per share of $0.04 for the second quarter of 2012.

Non-GAAP net loss attributable to UTStarcom’s shareholders for the second quarter of 2013 was $2.1 million, compared to non-GAAP net loss attributable to UTStarcom’s shareholders of $7.3 million for the corresponding period in 2012. Non-GAAP basic loss per share for the second quarter of 2013 was $0.05, compared to non-GAAP basic loss per share of $0.15 for the second quarter of 2012.

Six months ended June 30, 2013 and 2012

Net loss attributable to UTStarcom’s shareholders for the six months ended June 30, 2013 was $7.1 million, compared to net loss attributable to UTStarcom’s shareholders of $6.0 million for the corresponding period in 2012.  Basic loss per share for the second quarter of 2013 was $0.18, compared to basic loss per share of $0.12 for the six months ended June 30, 2012.

Non-GAAP net loss attributable to UTStarcom’s shareholders for the six months ended June 30, 2013 was $7.1 million, compared to non-GAAP net loss attributable to UTStarcom’s shareholders of $9.4 million for the corresponding period in 2012. Non-GAAP basic loss per share for the second quarter of 2013 was $0.18, compared to non-GAAP basic loss per share of $0.19 for the six months ended June 30, 2012.

Cash Flow

•                  Cash generated from operating activities for the second quarter of 2013 was $2.9 million.

•                  Cash used by investing activities for the second quarter of 2013 was $14.8 million, primarily driven by a $15.0 million investment in convertible bonds of iTV Media.

•                  Cash generated from financing activities for the second quarter of 2013 was $2.7 million, primarily driven by $2.7 million for cash collected by AR factoring.

As of June 30, 2013, UTStarcom had cash, cash equivalents and short-term investments of $124.7 million.

Overview of Recent Key Events

New Product Launches

In August 2013, the Company launched a selection of new broadband products, reaffirming UTStarcom’s commitment to its broadband business and sharpening the focus on providing customers with a “simple network, simple operation” to meet their increasingly sophisticated needs. In alignment with this philosophy, the NetRing™ TN701 product is the latest in a series of broadband product innovations, which aims to help operators enhance profitability by extending the availability and reliability of MPLS-TP network from metro core and aggregation to the network edge. Additionally, the new Network Management System (“NMS”) architecture augments UTStarcom’s market-leading suite of next generation broadband transport solutions and allows customers to expand the capacity of their existing PTN networks and aggregate the management of large-scale networks. The Company will continue to grow its value-added, higher margin broadband business, and by increasing investment in its broadband business, UTStarcom plans to continue to bring new innovative product capabilities to market to provide even greater value to its customers across Asia.

Receipt of “Going-Private” Proposal

The Company’s board of directors received a preliminary non-binding proposal letter dated March 27, 2013 from a consortium consisting of one of the Company’s directors, Mr. Hong Liang Lu, and entities affiliated with him, and Shah Capital Opportunity Fund LP and Himanshu H. Shah to acquire all of the outstanding shares of the Company in a going private transaction for $3.20 per ordinary share in cash, subject to certain conditions. The board of directors has formed a special committee of independent directors (the “Special Committee”) to consider this proposal. In addition, the Special Committee has appointed legal counsel and retained a financial advisor to assist it in its work. No decisions have been made by the Special Committee with respect to the Company’s response to the proposal.

Share Repurchase Program

The Company’s share repurchase program was completed in August 2013. The Company repurchased $15.0 million of the total authorized repurchase amount of $20.0 million under the program.

Business Outlook

While overarching trends in the first half of the year have indicated healthy and improving trends in the underlying business, the Company continues to view 2013 as a year of investment and continued transition.

Unprofitable revenues that were removed with the IPTV divestiture will need to be replaced and as a result, total revenues for 2013 are expected to decrease from 2012 while revenue sources are in transition. Additionally, gross margin may continue to experience some headwinds from the depreciation of the Japanese yen against the U.S. dollar as sales in Japan account for a large portion of the Company’s total revenues.  However, if Japanese yen exchange rates remain the same as they are now and the Company successfully continues to generate efficiencies from operations, the Company still expects that for 2013 it will achieve a degree of incremental improvement in overall financial performance compared to 2012. Furthermore, the Company expects to build on those gains and to see higher rates of growth take hold beginning in 2014.

Please note that the Company’s current outlook is based on Japanese yen exchange rates remaining the same as they are now.

From a long-term perspective, the Company expects that its balanced focus on strategic initiatives and continuing investment in its value-added broadband business will result in a more profitable and competitive business model. The Company continues to expect profit from the new TV over IP services to become the major contributor for UTStarcom by 2015, as the new TV over IP business is expected to have gross margin exceeding 50%.

Mr. Wong concluded, “Looking ahead, we currently remain comfortable with our operating expectations for full year 2013. We are confident that our current strategy and proactive moves to strengthen our business will enable us to capture many long-term opportunities that will translate into significant overall improvement in the Company’s performance and we remain committed to delivering enhanced shareholder value over the long-term.”

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses certain non-GAAP financial measures, which are adjusted from results based on GAAP to exclude the effects of the results of its divested IPTV business and PHS-related deferred revenue amortization from the results of each reported period. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding amortization of PHS net sales and results from IPTV-related business that may not be indicative of the Company’s operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning for and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons of the Company’s current performance to its historical performance. The Company computes its non-GAAP financial measures on a consistent basis from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.  The presentation of this additional information is not meant to be considered in isolation or as a substitute for financial information prepared in accordance with GAAP.

Second Quarter 2013 Conference Call Details

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on August 16, 2013 (7:00 p.m. Beijing/Hong Kong Time on August 16, 2013).

The conference call dial-in numbers are as follows:

United States: + 1-800-860-2442

International:  + 1-412-858-4600

China: 10-800-712-2304

Hong Kong: 800-962-475

The conference ID number is 10032785.

A replay of the call will be available one hour after the end of the conference until 9:00 a.m. U.S. Eastern Time on August 22, 2013.

The conference call replay numbers are as follows:

United States: + 1-877-344-7529

International:  + 1-412-317-0088

The conference ID number for accessing the recording is 10032785.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom is focused on providing next generation media operational support services in the rapidly growing markets for TV over IP services and broadband equipment products and services.  UTStarcom is committed to meeting the evolving needs of cable and broadband service providers to enable a more personalized entertainment experience. The Company sells its media operational support services and broadband equipment products and services to operators in both emerging and established broadband and cable markets around the world.

UTStarcom was founded in 1991 and listed on the NASDAQ in 2000. It has operational headquarters in Beijing, China and research and development operations in China and India.  In 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services. For more information about UTStarcom, visit the Company’s website at http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

Jane Zuo

UTStarcom Holdings Corp.

Tel: +86-10-8520-5153

Email: jane.zuo@utstar.com

May Shen (Beijing)

Tel: +86-10-8591-1951

Email: May.Shen@fticonsulting.com

Daniel DelRe (Hong Kong)

Tel: +852-3768-4547

Email: Daniel.DelRe@fticonsulting.com

Rob Dougherty (San Francisco)

Tel: +1 415-293-4427

Email: Rob.Dougherty@fticonsulting.com

UTSTARCOM HOLDINGS CORP.

Aug 16, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Six months ended	Qtr ended	Six months ended
	30-Jun-13	30-Jun-13	30-Jun-12	30-Jun-12
Non-GAAP Revenue	$47,438	$84,134	$39,854	$79,239

Non-GAAP Gross Profit	$9,552	$21,234	$12,878	$27,966
Non-GAAP Gross Margin %	20.1%	25.2%	32.3%	35.3%

Non-GAAP Operating Income (Loss)	$(1,253)	$(4,974)	$(3,326)	$(5,083)

Non-GAAP Net Income (Loss) attributable to UTStarcom	$(2,092)	$(7,088)	$(7,289)	$(9,443)

Non-GAAP Net Income (Loss) per Share Attributable to UTStarcom Holdings Corp.—Basic	$(0.05)	$(0.18)	$(0.15)	$(0.19)

Please refer to the preceding reconciliation tables for the adjustments to GAAP Revenue, Gross Profit, Operating Income (Loss), Net Income (Loss) and EPS.

UTSTARCOM HOLDINGS CORP.

Aug 16, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Six months ended	Qtr ended	Six months ended
	30-Jun-13	30-Jun-13	30-Jun-12	30-Jun-12
GAAP Revenue (a)	$47,740	$84,917	$56,468	$103,126

Less: Amortization of PHS Revenue	—	—	—	—

Less: IPTV Revenue	$302	$783	$16,614	$23,887

Non-GAAP Revenue	$47,438	$84,134	$39,854	$79,239

(a) GAAP Revenue for each period is the consolidated revenue as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

Aug 16, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Six months ended	Qtr ended	Six months ended
	30-Jun-13	30-Jun-13	30-Jun-12	30-Jun-12
GAAP Gross Profit (a)	$9,552	$21,234	$21,714	$40,139
GAAP Gross Margin %	20.0%	25.0%	38.5%	38.9%

Less: Gross Profit from Amortization of PHS Revenue	—	—	—	—

Less: Gross Profit from IPTV Revenue	—	—	8,836	12,173

Non-GAAP Gross Profit	$9,552	$21,234	$12,878	$27,966
Non-GAAP Gross Margin %	20.1%	25.2%	32.3%	35.3%

(a) GAAP Gross Profit and GAAP Gross Margin % for each period is the consolidated gross profit and gross margin % as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

Aug 16, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Six months ended	Qtr ended	Six months ended
	30-Jun-13	30-Jun-13	30-Jun-12	30-Jun-12
GAAP Operating Expenses(a)	$10,816	$26,219	$19,576	$41,763

Less: Operating Expenses directly related to IPTV	$11	$11	$3,372	$8,714

Non-GAAP Operating Expenses	$10,805	$26,208	$16,204	$33,049

(a) GAAP Operating Expenses for each period is the consolidated Operating Expenses as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

Aug 16, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Six months ended	Qtr ended	Six months ended
	30-Jun-13	30-Jun-13	30-Jun-12	30-Jun-12
GAAP Operating Income (Loss) (a)	$(1,264)	$(4,985)	$2,138	$(1,624)

Less: Profit from Amortization of PHS Revenue	—	—	—	—

Less: Profit from IPTV Revenue	—	—	$8,836	$12,173

Less: Operating Expenses directly related to IPTV	$11	$11	$3,372	$8,714

Non-GAAP Operating Income (Loss)	$(1,253)	$(4,974)	$(3,326)	$(5,083)

(a) GAAP Operating Income (Loss) for each period is the consolidated operating loss as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

Aug 16, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Six months ended	Qtr ended	Six months ended
	30-Jun-13	30-Jun-13	30-Jun-12	30-Jun-12
GAAP Income taxes benefit(expense)(a)	$(973)	$(1,853)	$(216)	$(2,159)

Less: Income tax expenses directly related to IPTV	—	—	—	—

Non-GAAP Income taxes benefit(expense)	$(973)	$(1,853)	$(216)	$(2,159)

(a) GAAP Income taxes benefit(expense) for each period is the consolidated Operating Expenses as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

Aug 16, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Six months ended	Qtr ended	Six months ended
	30-Jun-13	30-Jun-13	30-Jun-12	30-Jun-12
GAAP Net Income (Loss) attributable to UTStarcom(a)	$(2,103)	$(7,099)	$(1,825)	$(5,984)

Less: Profit from Amortization of PHS Revenue	—	—	—	—

Less: Profit from IPTV Revenue	$0	$0	$8,836	$12,173

Less: Operating Expenses directly related to IPTV	$11	$11	$3,372	$8,714

Less: Income tax benefit(expense) directly related to IPTV	—	—	—	—

Non-GAAP Net Income (Loss) attributable to UTStarcom	$(2,092)	$(7,088)	$(7,289)	$(9,443)

(a) GAAP Net Income (Loss) for each period is the consolidated net loss as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

Aug 16, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Six months ended	Qtr ended	Six months ended
	30-Jun-13	30-Jun-13	30-Jun-12	30-Jun-12
GAAP Net Income (Loss) attributable to UTStarcom(a)	$(2,103)	$(7,099)	$(1,825)	$(5,984)

Less: Profit from Amortization of PHS Revenue	—	—	—	—

Less: Profit from IPTV Revenue	—	—	$8,836	$12,173

Less: Operating Expenses from IPTV Related	$11	$11	$3,372	$8,714

Less: Income tax benefit(expense) directly related to IPTV	—	—	—	—

Non-GAAP Net Income (Loss) attributable to UTStarcom	$(2,092)	$(7,088)	$(7,289)	$(9,443)

Weighted Average Shares Outstanding—Basic	38,889	39,191	49,880	50,287

GAAP Net Income (Loss) per Share Attributable to UTStarcom Holdings Corp.—Basic	(0.05)	(0.18)	(0.04)	(0.12)

Non-GAAP Net Income (Loss) per share attributable to UTStarcom Holdings Corp.—Basic	(0.05)	(0.18)	(0.15)	(0.19)

(a) GAAP Net Income (Loss) per share for each period is the consolidated net income (loss) as reported on Form 6-K, as applicable, for such period.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

GAAP Net cash provided by (used in) operating activities	$2,935	$2,912	$(1,745)	$(11,804)
Less: Net cash used in IPTV operating activities		(4,496)		(8,399)
Non-GAAP Net cash provided by (used in) operating activities	2,935	7,408	(1,745)	(3,405)

CASH FLOWS FROM INVESTING ACTIVITIES:

GAAP Net cash provided by (used in) investing activities	(14,762)	(5,284)	(20,572)	(5,947)
Less: Net cash provided by (used in) IPTV investing activities	(503)	(240)	(503)	(380)
Non-GAAP Net cash provided by (used in) investing activities	(14,259)	(5,044)	(20,069)	(5,567)

CASH FLOWS FROM FINANCING ACTIVITIES:

GAAP Net cash provided by (used in) financing activities	2,722	(2,842)	(27,958)	(3,220)
Less: Net cash provided by (used in) IPTV financing activities	—	—	—	—
Non-GAAP Net cash provided by (used in) financing activities	2,722	(2,842)	(27,958)	(3,220)

Effect of exchange rate changes on cash and cash equivalents	(2,330)	(881)	(4,734)	(3,264)
Non-GAAP Net decrease in cash and cash equivalents in continuing operations	(10,932)	(1,359)	(54,506)	(15,456)
Non-GAAP Net increase (decrease) in cash and cash equivalents in IPTV disposed operation	(503)	(4,736)	(503)	(8,779)

Cash and cash equivalents at beginning of period	136,010	283,486	179,584	301,626
Cash and cash equivalents at end of period	$124,575	$277,391	$124,575	$277,391

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	June 30	December 31,
	2013	2012
	(In thousands, except par value)
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$124,656	$179,880
Accounts and notes receivable, net	13,901	15,000
Inventories and deferred costs	142,150	151,500
Prepaids and other current assets	34,809	40,960
Total current assets	315,516	387,340
Long-term assets:
Property, plant and equipment, net	7,891	8,866
Long-term deferred costs	14,979	20,556
Other long-term assets	84,225	71,329
Total assets	$422,611	$488,091

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$23,028	$24,991
Customer advances	90,893	89,362
Deferred revenue	34,546	41,461
Other current liabilities	36,381	35,154
Total current liabilities	184,848	190,968
Long-term liabilities:
Long-term deferred revenue and other liabilities	64,725	80,467
Total liabilities	249,573	271,435

Total equity	173,038	216,656
Total liabilities and equity	$422,611	$488,091

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
	(in thousands, except per share data)

Net sales	$47,740	$56,468	$84,917	$103,126
Cost of net sales	38,188	34,754	63,683	62,987
Gross profit	9,552	21,714	21,234	40,139
	20.0%	38.5%	25.0%	38.9%
Operating expenses:
Selling, general and administrative	8,936	11,345	18,152	25,749
Research and development	3,198	8,480	6,226	15,607
Amortization of intangible assets	—	206	—	516
Impairment of long-term investment	—	—	134	—
Restructuring	43	5	21	548
Net loss (gain) on divestiture	(1,361)	(460)	1,686	(657)
Total operating expenses	10,816	19,576	26,219	41,763

Operating income (loss)	(1,264)	2,138	(4,985)	(1,624)

Interest income, net	136	765	257	1,192
Other income (expense), net	2,351	(5,142)	3,849	(4,587)
Equity pick up of losses of an associate	(2,361)	—	(4,376)	—
Income (loss) before income taxes	(1,138)	(2,239)	(5,255)	(5,019)
Income taxes benefit(expense)	(973)	(216)	(1,853)	(2,159)
Net income (loss)	(2,111)	(2,455)	(7,108)	(7,178)

Net loss attributable to noncontrolling interest	8	630	9	1,194
Net income (loss) attributable to UTStarcom Holdings Corp.	$(2,103)	$(1,825)	$(7,099)	$(5,984)

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.05)	$(0.04)	$(0.18)	$(0.12)
Weighted average shares outstanding—Basic	38,889	49,880	39,191	50,287

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended June 30		Six months ended June 30,
	2013	2012	2013	2012
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,111)	$(2,455)	$(7,108)	$(7,178)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	871	1,063	1,757	2,282
Provision for (recovery of) doubtful accounts	(60)	(1,306)	(200)	(1,091)
Stock-based compensation expense	485	504	717	1,240
Net loss(gain) on divestitures	(1,361)	(459)	1,686	(657)
Net (gain) loss on disposal of assets	220	—	1,263	—
Gain on release of tax liability due to expiration of the statute of limitation	—	—	(1,240)	—
Deferred income taxes	215	(93)	128	(220)
Loss from equity investments, net	2,361	—	4,376	—
Other-than-temporary impairment of equity investments	—	—	134	—
Other	—	(18)	—	(131)
Changes in operating assets and liabilities:	2,315	5,676	(3,258)	(6,049)
Net cash provided by (used in) operating activities	2,935	2,912	(1,745)	(11,804)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(488)	(502)	(2,325)	(2,948)
Net proceeds from divestitures	1,520	135	1,585	135
Payment for Divestitures	(958)	—	(958)	—
Change in restricted cash	373	329	2,272	1,505
Cash decrease due to deconsolidation of a subsidiary	—	(6,841)	—	(6,841)
Payment for IPTV divestiture and convertible bond	(503)	—	(503)	—
Purchase of an investment interest	(15,000)	—	(21,592)	—
Proceeds from disposition of an investment interest	379	—	569	—
Purchase of short-term investments	(79)	(410)	(79)	(1,767)
Proceeds from sale of short-term investments	—	1,986	293	3,834
Other	(6)	19	166	135
Net cash used in investing activities	(14,762)	(5,284)	(20,572)	(5,947)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash collected by AR factoring	2,722	—	2,722	—
Repurchase of ordinary share	—	(2,842)	(30,680)	(3,220)
Net cash provided by (used in) financing activities	2,722	(2,842)	(27,958)	(3,220)
Effect of exchange rate changes on cash and cash equivalents	(2,330)	(881)	(4,734)	(3,264)
Net decrease in cash and cash equivalents	(11,435)	(6,095)	(55,009)	(24,235)
Cash and cash equivalents at beginning of period	136,010	283,486	179,584	301,626
Cash and cash equivalents at end of period	$124,575	$277,391	$124,575	$277,391